

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

November 27, 2006

Albert E. Ferrara, Jr.
Vice President, Finance and Chief Financial Officer
AK Steel Holding Corporation
703 Curtis Street
Middletown, OH 45043

      RE: Form 10-K for Fiscal Year Ended December 31, 2005
               Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
               and September 30, 2006
               File No. 1-13696

Dear Mr. Ferrara:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.
.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief